December 27, 2024

Aksel C. Olesen
Chief Financial Officer
SFL Corp Ltd.
14 Par-la-Ville Road
Hamilton HM08 Bermuda

       Re: SFL Corp Ltd.
           Form 20-F for the Fiscal Year ended December 31, 2023
           Filed March 14, 2024
           File No. 001-32199
Dear Aksel C. Olesen:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2023
Financial Segments
Note 4. Segment Information, page F-20

1. We note your disclosure indicating you operate within a single reportable segment, although it is unclear how this reconciles with other disclosures in your earnings releases and investor presentations on your website, which identify and focus on five market categories, including container, car carrier, tanker, dry bulk, and energy.

       For example, within the investor presentations you report for each of these categories, the number and type of vessels, average contract duration, charter types, operating days, utilization, revenues, and operating expenses; and during some earnings calls you have referred to margins for particular vessels. We see that you discuss various risks that appear to be specific to the energy market category on page 15, and that drilling contract revenues for 2023 reflect a substantial increase, which was not characteristic of changes reported for the other revenue categories. December 27, 2024
Page 2

       Given the foregoing, please clarify how assessing performance and allocating resources would not be oriented towards, and informed by financial metrics associated with the five market categories that you have identified, if this is your view. Please explain to us how you considered and applied the guidance in FASB ASC 280-10-50-
       1, 10, 11 and 12, including the guidance specific to aggregation in 10-55-7A, B, and
       C, if applicable, in formulting your position regarding segment disclosures.

       As part of your response, please describe the information that is provided to your chief operating decision maker and the manner by which assessments of performance are conducted and decisions regarding resource allocations are made, with respect to the various market categories referenced above.

       However, if additional reportable segments are identified, please submit the revisions that you propose to address the requirements in FASB ASC 280. Please also revise your disclosures as necessary to clarify how the activity that is associated with each of the market categories correlates with your financial presentation. For example, if revenues of your energy market category are synonymous with your drilling contract revenues, this should be apparent from your disclosures.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lily Dang at 202-551-3867 or John Cannarella at 202-551-3337 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation